UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date March 21, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance

March 21, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES A PROPOSAL TO CHANGE THE ALLOCATION OF THE OCCASIONAL RESERVE AND EXTRAORDINARY DISTRIBUTION OF PROFITS

The Board of Directors of Bancolombia S.A. (“Bancolombia”) has decided to submit for consideration by its shareholders at the upcoming Extraordinary General Shareholders’ Meeting a proposal to change the allocation of the occasional reserve (reserva ocasional) and extraordinary distribution of profits, taking into account the following matters:

1.Bancolombia generated sufficient profits and has the necessary equity reserves to carry out an extraordinary distribution of dividends.
2.The proposal is part of the materialization of the project to evolve the corporate structure of the Bancolombia Group and the creation of a holding company Grupo Cibest S.A. (“Grupo Cibest”), which allows optimizing the capital structure of the Grupo Cibest.
3.Bancolombia will continue to maintain an adequate capital structure and optimal level of solvency before and after the evolution of the corporate structure through the creation of the Grupo Cibest.

Based on the foregoing, the Board of Directors will submit to the consideration of the shareholders the profit distribution proposal described below:

1.The change in the allocation of the occasional reserve called “for the strengthening of equity and future growth” in the amount of COP 600,180,048,000 to be allocated to the extraordinary distribution of dividends.
2.The payment of a total extraordinary dividend of COP 600,180,048,000, equivalent to COP 624 per share, payable in one installment on April 29, 2025. The extraordinary dividend will be recognized for outstanding ordinary shares and preferred shares.

The ex-dividend period will be between the first dividend payment business day of the corresponding shares and the 4 trading days immediately preceding such date, as follows:

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Beginning of ex dividend period (*)	End of ex-dividend period (*)
April 23, 2025	April 29, 2025
(*) The dates of the ex-dividend period will be subject to adjustments in accordance with the provisions of the Colombian Stock Exchange

Important information

Bancolombia has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the common and preferred shares (including the preferred shares to be issued in respect of American depositary shares) to be issued by Grupo Cibest in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries under the U.S. Securities Act. The Form F-4 includes a preliminary prospectus. The Form F-4 was declared effective by the SEC on March 21, 2025. The final prospectus, which was filed with the SEC on March 21, 2025, will be sent to holders of Bancolombia’s common shares, preferred shares and American depositary shares residing in the United States. Shareholders are encouraged to read the Form F-4, including any amendments thereto, and the other documents Bancolombia files with the SEC in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries because they contain important information about the Corporate Structure Changes of Bancolombia and its subsidiaries.

The Form F-4 and final prospectus can be found on the SEC's website (www.sec.gov).

Forward looking statements

This release contains statements that may constitute "forward-looking statements." These forward-looking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as "anticipate," "believe," "estimate," "approximate," "expect," "may," "intend," "plan," "predict," "target," "forecast," "guideline," "should," "project," and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any forward-looking statement after the date it is made in light of new information, future events, and other factors.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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